Exhibit 4.5
Description of loanDepot Capital Stock
In this document, the “Company,” “we,” “us” and “our” refer to loanDepot, Inc., a Delaware corporation. The following summary of the terms of our capital stock is not meant to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation (the “A&R Charter”) and our amended and restated bylaws.
Authorized Capitalization
Our authorized capital stock consists of 2,500,000,000 shares of Class A commons stock, par value $0.001 per share (“Class A Common Stock”), 2,500,000,000 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), 2,500,000,000 shares of Class C Common Stock, par value $0.001 per share (“Class C Common Stock”), 2,500,000,000 shares of Class D Common Stock, par value $0.001 per share (“Class D Common Stock”), and 50,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
We have four classes of common stock: Class A, Class B, Class C and Class D. The Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.
Class A Common Stock
Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends may not be declared or paid in respect of Class A Common Stock unless they are declared or paid in the same amount in respect of Class D Common Stock, and vice versa. With respect to stock dividends, holders of Class A Common Stock must receive Class A Common Stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof and thereafter the holders of shares of our Class A and

Exhibit 4.5
Class D Common Stock will be entitled to share ratably our remaining assets available for distribution.
All shares of our Class A Common Stock are fully paid and non-assessable. The Class A Common Stock are not subject to further calls or assessments by us. Holders of shares of our Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights, powers, preferences and privileges of our Class A Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock
Holders of shares of our Class B Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally, with the number of shares of Class B Common Stock held by each holder being equivalent to the number of units (“Holdco Units”) of LD Holdings Group, LLC (“LD Holdings”) held by such holder. The holders of our Class B Common Stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class B Common Stock are not entitled to receive dividends. Other than their par value, holders of our Class B Common Stock are not entitled to receive a distribution upon our liquidation, dissolution or winding up.
All shares of our Class B Common Stock that may be issued will be fully paid and non-assessable. The Class B Common Stock will not be subject to further calls or assessments by us. Holders of shares of our Class B Common Stock do not have preemptive, subscription, or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class B Common Stock. The rights, powers, preferences and privileges of our Class B Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Shares of Class B Common Stock may be converted, together with the corresponding Holdco Units, as applicable, at any time and from time to time for shares of Class A Common Stock in accordance with the Fourth Amended and Restated Limited Liability Company Agreement of LD Holdings, as may be amended and/or restated from time to time (the “Holdings LLC Agreement”). Additional shares of Class B Common Stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of shares of Class B Common Stock issued to certain members of LD Holdings holding membership interest since the pre-IPO period (the “Continuing LLC Members”) and the number of related Holdco Units held by the Continuing LLC Members. Shares of Class B Common Stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Member, redeem the related Holdco Units held by such Continuing LLC Member and issue Class A Common Stock to the

Exhibit 4.5
Continuing LLC Member in connection therewith pursuant to the terms of the Holdings LLC Agreement. Our Class B Common Stock is non-transferable, other than in connection with a transfer of the related Holdco Units to a permitted transferee under the Holdings LLC Agreement, in which case a like number of shares of Class B Common Stock must be transferred to the permitted transferee.
Class C Common Stock
Holders of shares of our Class C Common Stock are entitled to five votes for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally, with the number of shares of Class C Common Stock held by each holder being equivalent to the number of Holdco Units held by such holder. The holders of our Class C Common Stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class C Common Stock are not entitled to receive dividends. Other than their par value, holders of our Class C Common Stock are not entitled to receive a distribution upon our liquidation, dissolution or winding up.
All shares of our Class C Common Stock are fully paid and non-assessable. The Class C Common Stock are not subject to further calls or assessments by us. Holders of shares of our Class C Common Stock do not have preemptive, subscription, or redemption rights. There are no redemption or sinking fund provisions applicable to the Class C Common Stock. The rights, powers, preferences and privileges of our Class C Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Shares of Class C Common Stock may be converted, together with the corresponding Holdco Units, as applicable, at any time and from time to time for shares of Class A Common Stock in accordance with the Holdings LLC Agreement. Shares of Class C Common Stock will only be issued in the future to the extent necessary to maintain a one- to-one ratio between the number of shares of Class C Common Stock issued to the Continuing LLC Members and the number of related Holdco Units held by the Continuing LLC Members. Shares of Class C Common Stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Member, redeem the related Holdco Units held by such Continuing LLC Member and issue Class A Common Stock to the Continuing LLC Member in connection therewith pursuant to the terms of the Holdings LLC Agreement. Our Class C Common Stock is non-transferable, other than in connection with a transfer of the related Holdco Units to a permitted transferee under the Holdings LLC Agreement, in which case a like number of shares of Class C Common Stock must be transferred to the permitted transferee.
Each share of Class C Common Stock will automatically convert into one share of Class B Common Stock immediately prior to any sale or other transfer of such share by a Continuing

Exhibit 4.5
LLC Member or any of its affiliates or permitted transferees to a non-permitted transferee, and Shares of Class B Common Stock may be converted, together with the corresponding Holdco Units, as applicable, at any time and from time to time for shares of Class A Common Stock in accordance with the Holdings LLC Agreement.
Certain of the Continuing LLC Members own 100% of our outstanding Class C Common Stock with the number of shares of Class C Common Stock held by any such Continuing LLC Member being equivalent to the number of Holdco Units held by such Continuing LLC Member, as the case may be.
Five years from the date of our initial public offering dated February 16, 2021 (“IPO”), on February 16, 2026, all shares of our Class C Common Stock will convert on a one-to-one basis into shares of our Class B Common Stock.
Class D Common Stock
Holders of shares of our Class D Common Stock are entitled to five votes for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class D Common Stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class D Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends may not be declared or paid in respect of Class D Common Stock unless they are declared or paid in the same amount in respect of Class A Common Stock, and vice versa. With respect to stock dividends, holders of Class D Common Stock must receive Class D Common Stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class D Common Stock and Class A Common Stock will be entitled to share ratably our remaining assets available for distribution.
All shares of our Class D Common Stock are fully paid and non-assessable. The Class D Common Stock are not subject to further calls or assessments by us. Holders of shares of our Class D Common Stock do not have preemptive, subscription, or redemption rights. There are no redemption or sinking fund provisions applicable to the Class D Common Stock. The rights, powers, preferences and privileges of our Class D Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Exhibit 4.5
Shares of Class D Common Stock may be converted at any time, at the option of the holder, for shares of Class A Common Stock, on a one-for-one basis in accordance with the terms of our A&R Charter.
Each share of Class D Common Stock will automatically convert into one share of Class A Common Stock immediately prior to any sale or other transfer of such share by a holder or its permitted transferees to a non-permitted transferee.
Five years from the date of our IPO (on February 16, 2026), all shares of our Class D Common Stock will convert on a one-to-one basis into shares of our Class A Common Stock.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•
the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, or upon any distribution of assets of our company;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;
•	the voting rights, if any, of the holders of the series; and
•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Exhibit 4.5

Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (“NYSE”), which would apply if and for so long as our Class A Common Stock is listed on the NYSE, require stockholder approval of certain issuances. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved capital stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.
Anti–Takeover Effects of Certain Provisions of Delaware Law and Our A&R Charter, Amended and Restated Bylaws and Stockholders Agreement
Certain provisions of our A&R Charter and amended and restated bylaws as well as our stockholders agreement (as amended from time to time, the “Stockholders Agreement”), which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Authorized but Unissued Shares; Undesignated Preferred Stock
The authorized but unissued shares of our common stock are available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exhibit 4.5
No Cumulative Voting
The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our A&R Charter prohibits cumulative voting.
Stockholder Action by Written Consent and Calling of Special Meetings of Stockholders
Our A&R Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our A&R Charter and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or by the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws have advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder has to comply with advance notice requirements and provide us with certain information. Our amended and restated bylaws allow the chairman of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed, subject to any rules and regulations adopted by the Board.
These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Classified Board of Directors
Our A&R Charter provides that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.
Removal of Directors; Vacancies
Our A&R Charter provides that directors may only be removed from office only for cause and only upon the affirmative vote of at least 50% of the voting power of our outstanding shares of common stock entitled to vote in the election of directors. In addition, our A&R Charter provides that any newly-created directorship on the board of directors that results from an increase in the

Exhibit 4.5
number of directors and any vacancy occurring on the board of directors shall be filled solely by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.
Stockholders Agreement
We have an amended and restated stockholders agreement (the “Stockholders Agreement”) with Parthenon Investors III, L.P., PCap Associates, Parthenon Capital Partners Fund, L.P., Parthenon Investors IV, L.P., Parthenon Capital Partners Fund II, L.P and PCP Managers, L.P., (together with their permitted transferees, the “Parthenon Stockholders”), and The JLSSAA Trust established September 4, 2014, JLSA, LLC, Trilogy Mortgage Holdings, Inc., Trilogy Management Investors Six, LLC, Trilogy Management Investors Seven, LLC and Trilogy Management Investors Eight, LLC (together with their permitted transferees, the “Hsieh Stockholders”).
Pursuant to the Stockholders Agreement, the Parthenon Stockholders have (i) the right to designate two nominees for election to our board of directors so long as such group owns at least 15% of the total voting power of our common stock, and (ii) otherwise one nominee for election to our board of directors so long as such group owns at least 5% of the total voting power of our common stock. Additionally, the Hsieh Stockholders have (i) the right to designate two nominees for election to our board of directors so long as such group owns at least 5% of the total voting power of our common stock, and (ii) upon the Parthenon Stockholders’ ceasing to own more than 15% of the total voting power of our common stock, the Hsieh Stockholders shall have the right to designate an additional nominee to the our board of directors so long as (a) such nominee is independent under the NYSE listing standards and (b) the Hsieh Stockholders own greater than 25% of the total voting power of our common stock. We agree to take certain actions to support those nominees for election and include the nominees in the relevant proxy statements. The Parthenon Stockholders and the Hsieh Stockholders each additionally agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the directors nominated by such other group in accordance with the terms of the Stockholders Agreement, and each are entitled to propose the replacement for any of its board designees whose board service ceases for any reason. The board member designation rights have the effect of making it more difficult for stockholders to change the composition of our board of directors. Pursuant to the Stockholders Agreement, the Hsieh Stockholders have certain participation rights on the issuance of additional common stock, or other equity securities of the Company convertible into, exercisable for or exchangeable into common stock, subject to certain exceptions.
Amendment to Certificate of Incorporation and Bylaws
Our A&R Charter and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of

Exhibit 4.5
Delaware or our A&R Charter. In addition to any other vote otherwise required by law, any amendment, alteration, change, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock, voting as a single class.
Additionally, the DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our A&R Charter provides that the following provisions in our A&R Charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws and provisions relating to amendments of our A&R Charter;
•	the provisions providing for a classified board of directors (the range of the size of the board, election and term of our directors);
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding filling vacancies on our board of directors and newly created directorships;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•	the provision regarding forum selection.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to

Exhibit 4.5
reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit temporary fluctuations in the market price of our Class A Common Stock that often result from actual or rumored hostile takeover attempts.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our A&R Charter contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our A&R Charter provides that Parthenon Capital Partners and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision.

Exhibit 4.5
Indemnification and Limitations on Directors’ Liability
Our amended and restated bylaws indemnify our directors and officers to the full extent permitted by the DGCL and also allow our board of directors to indemnify other employees. This indemnification extends to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification also extends to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Our directors and officers are also eligible for advancement of expenses, and we may grant advancement to other employees as well.
We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.
We believe that the limitations of liability and indemnification provisions in our bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.
Corporate Opportunity
Our A&R Charter provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Anthony Hsieh or the Parthenon Stockholders or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Anthony Hsieh or Parthenon Stockholders, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so; provided, that, with respect to Anthony Hsieh, only to the extent that such business is not a Core Business. A “Core Business” is a business in which the Company engages in a material respect and any business in which the Company is actively contemplating, at a senior executive level, engaging in a material respect, in each case, at the

Exhibit 4.5
time of determination. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither Parthenon Stockholders nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.
Choice of Forum
Our A&R Charter provides that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of the Company to the Company or the Company’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our A&R Charter or our amended and restated bylaws (as may be amended and/or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action to interpret, apply, enforce or determine the validity of our A&R Charter or bylaws, (5) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine or (6) any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our A&R Charter. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our A&R Charter is inapplicable or unenforceable.

Exhibit 4.5
Transfer Agent and Registrar
The transfer agent and registrar for our Class A Common Stock is Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC).
Listing
Our Class A Common Stock is listed on the NYSE under the symbol “LDI.”